TOUCAN CORP.

Sabanilla de Montes de Oca, Urbanizacion Carmiol, Casa 254, San Jose, Costa Rica

July 30, 2014

Mrs. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Toucan Corp.

Registration Statement on Form S-1

Filed on: April 15, 2014

File No. 333-195267

Dear Mrs. Krebs,

We received your letter dated July 24, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 15, 2014:

1.

We note your response to comment 1 in our prior letter dated June 19, 2014. Please revise the prospectus cover page to state prominently that you are considered a shell company.

We have revised the cover page of the prospectus to add that: “We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as additional restrictions. Accordingly, investors should consider our shares to be significantly risky and illiquid investments.”

2.

Please update your financial information for the completion of your most recent fiscal quarter.

We have updated our financial information as requested, and we have also included the current auditor consent.

3.

In the second paragraph of your Technology discussion on page 20 you state that you believe that your cash balance of $677 at May 31, 2014 will last another 2 to 3 months. However, we note that you incurred $3,323 in general expenses during the three months ended May 31, 2014. Please tell us and expand your results of operations discussion to disclose the nature of the general expenses of $3,323 incurred, and reconcile these disclosures.

We have revised the second paragraph of our Technology discussion to replace “2 to 3 months” by “approximately another month”.

We have also expended our result of operation discussion: “Our loss since inception is $4,001, it consists of incorporation fee ($678), auditor and legal fee summing up for $3,275 of the Company expenses, also SEC, and bank fees ($48).”

Please note that the $3,323 of incurred expenses during the three months ended May 31, 2014 are as follow: $2,750 Auditor fee, $525 lawyer fee, $28 SEC fee, $20 bank wire fee.

4.

We note your response to comment 5. We are still unable to recalculate your revised pro forma net tangible book value per share. Please provide us with your calculation. Also, please update for the completion of your most recent fiscal quarter.

We have revised and updated the table to the most recent quarter. The most recent quarterly stock holder equity equals (-1). We have also showed the calculations:

Funding level	$90,000 3,000,000 x$ 0.03	$67,500	$45,000	$22,500
Offering price	$0.03	$0.03	$0.03	$0.03
Net tangible book value per common share offering	$0.0000 ((-1)/4,000,000))	$0.0000	$0.0000	$0.0000
Increase per common share attributable to investors	$0.0129 (Pro forma net tangible book value per common share after offering - Net tangible book value per common share offering) (0.0129-0.0000)	$0.0108	$0.0082	$0.0047
Pro forma net tangible book value per common share after offering	$0.0129 ((amount of new funding + stock holder equity)/shares after offering) ((90,000+(-1)/7,000,000)	$0.0108	$0.0082	$0.0047
Dilution to investors	$0.0171 (offering price - book value after offering per share (0.03-0.0129)	$0.0192	$0.0218	$0.0253
Dilution percentage of offering price	57% (dilution to investor / offering price) (0.0171/0.03)	64%	73%	84%

5.

We note your response to comment 9. However, you continue to reference event organizing and promoting in your disclosure. Please revise or advise us.

We have replaced the erroneous statement by “providing credit information options on all major banks located in Costa Rica, Canada, United States and other countries located in North, Central and South America.”

This letter responds to all comments contained in your letter dated July 24, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Mikhail Bukshpan

toucancorp@gmail.com

1-514-448-4530

Thank you.

Sincerely,

/S/ Mikhail Bukshpan

Mikhail Bukshpan, President